Exhibit 99.1

ASX Announcement December 22, 2022

AHI granted 180 Day extension to NASDAQ Bid Price Re-Compliance Period

Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (“AHI” or the “Company”) would like to inform the market that the Company has been granted a 180-day extension to the NASDAQ bid price deficiency re-compliance period.

As previously notified to the ASX on June 29, 2022, the Company received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for the Company’s common stock had closed below $1.00 per share for the previous 33 consecutive business days.

On December 22, 2022, AHI received notification from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company had been granted a further 180 days or until June 19, 2023, to regain compliance, following the Company’s application for extension. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the bid price for the Company’s common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days.

Nasdaq’s written notice does not affect the listing or trading of the Company’s common stock at this time, and the Company will continue evaluating its alternatives to resolve this listing deficiency.

For more information, please visit: www.ahi.tech

For more information, contact:

Scott Montogomery Chief Executive Officer Advanced Human Imaging Ltd E: admin@ahi.tech	Simon Durack Chief Financial Officer Advanced Human Imaging Ltd E: admin@ahi.tech

*This announcement has been approved by the board of Advanced Health Intelligence.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech